UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2025

Commission File No. 24R-00481

Cloudhands, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-5320942
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

4370 La Jolla Village Drive, Suite 240

San Diego, CA 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Units, each consisting of (i) two shares of common stock and (ii) a warrant to purchase a single share of common stock for $1.00

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Cloudhands,” “we,” “us,” “our,” “the Company,” or “our Company” refer to Cloudhands, Inc., and the term Robot Cache refers to the former name of our Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements, including the risks and uncertainties described under ‘Item 1A. Risk Factors’ in this Report.

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Business

Introduction

Cloudhands, Inc., formerly named Robot Cache US Inc. (“Cloudhands” or the “Company”), is a Delaware corporation formed on January 16, 2018. The Company previously operated its business through Robot Cache S.L., a Spanish limited liability company, which was dissolved and liquidated in November 2024. Effective March 18, 2025, the Company changed its corporate name from Robot Cache US Inc. to Cloudhands, Inc. to reflect its strategic shift from PC video game digital distribution to the artificial intelligence (“AI”) sector. The Company has transitioned its primary focus to the development of the Cloudhands Platform (defined below), and expects to discontinue the Robot Cache website and platform in May 2026.

Business Overview

Cloudhands is developing an integrated AI platform designed to simplify the use of multiple third-party AI models and tools. As the number of commercially available AI systems continues to grow, users may encounter increasing operational complexity in managing separate accounts, interfaces, prompts, and billing structures. The rapid introduction and evolution of AI models may also make it difficult for users to determine which models are appropriate for their needs or to maintain familiarity with changing capabilities.

The Cloudhands Platform (as defined below) is being developed as a unified access and orchestration layer that enables users to interact with a range of integrated third-party AI models through a single environment. The platform is intended to reduce the need for users to manage model selection, prompt formatting, or multi-step workflow configuration, and to support multi-modal use cases such as text, image, video, music, and coding.

The Company’s brand message, “Make Something Wonderful with AI. Not Prompt.” reflects its design philosophy of reducing the need for users to manage complex prompt engineering tasks. This message is intended to describe the Company’s approach to product design and does not represent a guarantee of user outcomes or system performance.

Business Strategy

The Company’s strategy is to address the challenges and market conditions described in the Business Overview by developing a platform intended to lower barriers to the adoption and effective use of artificial intelligence tools. Management believes users may face obstacles such as fragmented access to AI systems, uncertainty about how to construct prompts or workflows, variability or perceived bias in model outputs, and the operational complexity associated with managing multiple accounts, models, and billing structures. The Cloudhands Platform is being developed to mitigate these challenges through unified access, coordinated workflow orchestration, persistent context, and structured guidance for common tasks.

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Management’s strategic focus centers on five areas that it believes represent meaningful barriers to broader AI adoption:

●	Providing Structured Guidance Through Recipes. Management believes that many users face challenges in identifying effective prompts, workflows, and use cases for AI tools. To address this, the Company is developing a library of task-oriented Recipes (as defined in Cloudhands solutions below) and templates that provide predefined workflows for common use cases. Management believes that this structured content layer may help users understand how to apply AI models to real-world tasks and reduce reliance on trial-and-error prompt creation.

●	Reducing Fragmentation in AI Access. Management believes that users often rely on multiple AI tools or models, each with its own interface, account structure, and subscription plan. The Company’s strategy includes developing a single environment through which users may access multiple third-party AI models. Management believes that consolidated access may reduce friction, improve usability, and support more efficient workflows.

●	Supporting Multi-Model Comparison and Coordination. Management has observed that different AI models exhibit varying strengths, limitations, and response patterns. As new models are introduced and existing models evolve, users may benefit from having a single environment in which they can access, test, and switch among a broader array of models without maintaining separate accounts. The Company’s strategy includes enabling users to evaluate outputs from multiple models and route tasks across models as needed.

●	Enhancing Transparency Into Model Variability. Management believes that users may encounter variability, inconsistency, or perceived bias in outputs generated by different AI models. The Company’s strategy includes providing tools that allow users to view outputs from multiple models side-by-side. Management believes that increased transparency into model behavior may help users better understand the strengths and limitations of different models.

●	Lowering Barriers to Adoption Through Simplified Usage and Billing. Management believes that uncertainty about cost, complexity, or the need to maintain multiple subscriptions may discourage some users from adopting AI tools. The Company’s strategy includes offering a unified usage and billing system designed to simplify cost management and reduce the need for users to maintain separate subscriptions with individual third-party AI providers.

The Company intends to continue developing the Cloudhands Platform based on management’s assessment of user behavior, emerging AI capabilities, and evolving market needs. Management expects that user feedback, usage patterns, and community-generated content may play a role in shaping future product development. The Company may adjust its strategy as the AI industry evolves, and there can be no assurance that these efforts will achieve the intended results.

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The Cloudhands Platform

The Cloudhands platform (“Cloudhands Platform”) is being developed to implement the customer-oriented strategy described above. While the Business Strategy section outlines management’s view of the challenges associated with fragmented AI tools and workflows, this section describes the architectural components the Company is developing to address those challenges. The Cloudhands Platform is designed to provide unified access to multiple third-party AI models, coordinated workflow orchestration, persistent user context, and a structured library of task-oriented workflows.

The Cloudhands Platform is being developed around the following core architectural components:

●	Unified Access: The Cloudhands Platform provides a single user interface through which users may access multiple third-party AI models via application programming interfaces (“APIs”). Users do not receive direct access to the underlying third-party AI models. The Cloudhands Platform integrates with third-party AI model providers, such as OpenAI, Anthropic, and Google, among others without any implied affiliation or endorsement. User requests are routed to the appropriate third-party AI model based on task requirements and system configuration. Conversation history and generated outputs are managed within the Cloudhands Platform. The Company does not control the performance, availability, or outputs of such third-party AI models.

●	Workflow Orchestration: The Cloudhands Platform includes coordinated routing of tasks and automated workflows across third-party AI models. This orchestration layer determines how user inputs, system logic, and third-party AI model outputs are sequenced and processed.

●	Persistent Context: The Cloudhands Platform includes functionality that allows users to store, manage, and reuse user-generated content and contextual data across interactions with multiple third-party AI models. This feature is intended to support multi-step workflows and coordinated use of different models.

●	Credit System: The Company has developed a proprietary digital credit system (“Credits”) used to measure, manage, and bill customer usage of the Cloudhands Platform. The credit system supports multiple monetization models, including subscriptions, one-time credit purchases, and freemium usage. Credits are intended to enable users to transact directly with the Company rather than maintaining separate subscriptions with multiple third-party AI model providers.

●	Discovery and Sharing Infrastructure: The Cloudhands Platform includes features that allow users to discover, reference, and share AI-related workflows, examples, and outputs. Users may share content within the Cloudhands Platform or externally on social media platforms. These sharing functions are intended to help users understand available models and platform capabilities. These features are integrated into the application as part of the user experience and do not operate as a standalone social or publishing service.

Cloudhands Solutions

●	Recipes. The Company is building a library of Recipes to support discovery, usability, and adoption of the Cloudhands Platform. A “Recipe” on the Cloudhands Platform is a structured workflow that sequences one or more AI-assisted steps to help a user complete a defined task. Each Recipe specifies the inputs required from the user, the operations performed by the system, and the form of the resulting output. Recipes may incorporate multiple third-party AI models, internal logic, or other software tools, and are executed in a predetermined order. Users select a Recipe based on the task they intend to perform, and the Cloudhands Platform processes the steps as defined without requiring the user to manage prompts or model selection. Recipes are designed to reduce the need for trial-and-error prompt creation by providing task-specific sequences that do not require users to develop prompt-engineering expertise. This structure is intended to simplify interaction with AI tools and make it easier for users to explore and understand available capabilities. The Company believes that this approach may support broader user engagement with the Cloudhands Platform and may assist users in completing tasks more efficiently.

●	Arena. Arena allows users to submit the same prompt to up to six third-party AI models and compare the resulting outputs. The system supplies a confidence rating to help users evaluate the responses. These confidence ratings are generated through AI-assisted heuristics and are intended solely to help users interpret differences among model outputs. Arena is available in text mode, which compares outputs from text-based AI models, and image mode, which compares outputs from AI image-generation models. Arena also includes an optional feature that can generate a consolidated response based on the comparative outputs. This consolidated response is produced by applying an additional AI-assisted step to summarize or combine the information contained in the individual model responses.

●	AI Studio. AI Studio provides an environment for users who wish to create custom prompts, workflows, or advanced interactions with integrated third-party AI models. Users may select the specific third-party AI models they want to use or rely on the default model-selection and orchestration settings established by the Cloudhands Platform. AI Studio supports multiple content modalities, including text-based chat, image generation, video generation, music and audio generation, speech processing, and code-related outputs. AI Studio operates on top of the same unified access, workflow orchestration, and persistent context systems described above.

●	Recipe Studio. Recipe Studio is a feature within the Cloudhands Platform that allows users to generate digital media assets using integrated third-party artificial intelligence models. The feature provides a conversational chat interface through which users describe the type of content they wish to create. Based on the user’s input, the system selects from available AI models and executes a sequence of predefined or dynamically assembled operations to produce the requested output. Recipe Studio supports multiple content modalities, including still images, video clips, audio elements, voice outputs, and combinations of these formats. A single user request may initiate a multi-step generation process in which the system performs several operations in sequence, such as creating an image, generating an animation, producing an audio track, or combining these elements into a single file. These operations are carried out by the platform’s internal orchestration logic without requiring the user to manage model selection, prompt formatting, or workflow configuration.

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Sources of Revenue

The Company expects to generate revenue from the Cloudhands Platform through the following primary sources:

●	Subscription Plans. Customers may purchase subscription plans that provide a fixed number of Credits for a specified period. Subscription tiers may vary based on the number of Credits provided and may offer different usage allowances designed to accommodate varying customer needs. Upon purchase, the Company issues the applicable number of Credits to the user’s account (“Account”), and Credits are deducted or redeemed as the user engages with the Cloudhands Platform.

●	Credit Packs. Users may purchase additional Credits (“Credit Packs”) on a non-recurring basis. Credit Packs may be purchased by both subscribers and freemium users and are added directly to the user’s Account. Credits from Credit Packs are deducted or redeemed in the same manner as subscription Credits.

Management expects to continue evaluating user behavior, market conditions, and emerging AI usage patterns as the Cloudhands Platform develops. Based on this assessment, the Company may adjust, expand, or modify its monetization strategy over time. Any such changes would be intended to align the Cloudhands Platform’s pricing and revenue model with observed user needs and preferences. There can be no assurance that future adjustments, if implemented, will achieve the intended results.

User Acquisition and Growth

The Company’s user acquisition strategy is focused on reducing barriers to initial adoption and encouraging exploration of the Cloudhands Platform. Management believes that lowering the cost and complexity associated with trying AI tools may support broader user onboarding and contribute to long-term subscriber growth.

●	Freemium Access. To support user acquisition and trial usage, the Company intends to offer a freemium option under which users receive a daily allotment of free Credits. These Credits are considered promotional incentives and do not generate revenue unless users subsequently purchase subscription plans or Credit Packs. Management believes that freemium access may reduce friction for new users, support onboarding, and encourage exploration of the Cloudhands Platform.

●	Recipes and Structured Workflows. Management believes that many users may be unfamiliar with effective prompts, workflows, or use cases for AI tools. The Company’s library of task-oriented Recipes is intended to provide structured guidance that may help users understand how to apply AI models to real-world tasks. Management believes that this content layer may support user engagement and contribute to conversion from freemium usage to paid services.

●	Community-Generated Content. As the Cloudhands Platform develops, management expects that user-generated Recipes, workflows, and shared use cases may contribute to organic discovery and adoption. Management believes that community participation may help broaden the range of available workflows and support ongoing user engagement.

Management intends to continue evaluating user behavior, onboarding patterns, and market conditions to refine its acquisition strategy over time. The Company may adjust or expand its user acquisition programs as the Cloudhands Platform evolves, and there can be no assurance that these efforts will achieve the intended results.

Development and Funding

Development of the Cloudhands Platform is currently being funded through the Company’s existing cash reserves. The Company believes that its existing cash resources will be sufficient to support its current operating plan; however, the Company may require additional financing depending on market conditions, development timelines, and other factors. The Board of Directors believes that the Cloudhands Platform represents an opportunity for the Company to participate in the growing AI sector and aligns with its long-term strategic objectives.

Commercial Launch Plan

The Company launched a private alpha version of Cloudhands.ai in the fourth quarter of 2025 to collect user feedback on features, functionality, and user experience. The Company expects to launch a private beta version in the first half of 2026 to obtain additional feedback.

The Company currently anticipates releasing a public beta version during the first half of 2026. During the alpha and beta phases, the Company has been, and will continue to be, evaluating its pricing model, revenue strategy, features, and other aspects of the Cloudhands Platform and may modify its approach based on customer and market feedback. There can be no assurance that the Cloudhands Platform will launch as planned or achieve market acceptance.

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The Cloudhands Competitive Landscape

The market for AI technologies is in an early stage of development and is characterized by rapid technological change, evolving customer needs, and significant ongoing investment by both established technology companies and emerging entrants. The Company expects the competitive environment to continue to evolve as new models, platforms, and applications are introduced and as existing participants expand their product offerings.

A substantial number of well-funded companies, including large technology firms, AI model developers, cloud service providers, and specialized software vendors, are actively pursuing opportunities in the AI sector. Many of these competitors have greater financial, technical, marketing, and operational resources than the Company, as well as established customer bases and distribution channels. As a result, the competitive landscape described below is subject to continual change, and the Company may face increased competition as the sector matures.

The Company monitors developments in the AI market and intends to adjust its strategy as necessary to maintain and improve its competitive position. The Company’s competitive environment includes, but is not limited to, the following categories:

●	AI Model Developers and Foundation Model Providers. These companies develop large-scale AI models and often offer direct access to their models through proprietary platforms or APIs. Competition in this category is based on model performance, cost, reliability, safety, and ecosystem integration. Although the Cloudhands Platform does not develop its own models, changes in this category may affect user expectations and influence demand for multi-model access platforms. Accordingly, the Company does not compete on model performance.

●	AI Platform Aggregators and Multi-Model Interfaces. A number of companies provide interfaces or platforms that allow users to access multiple AI models or tools from a single environment. These platforms may compete with certain aspects of the Cloudhands Platform, including unified access, workflow orchestration, and persistent context. Some competitors may also introduce features similar to those offered by the Cloudhands Platform as the market evolves.

●	Cloud Service Providers and Infrastructure Platforms. Major cloud providers offer AI-related services, including model hosting, orchestration tools, and developer platforms. These companies may compete with Cloudhands for enterprise adoption, developer mindshare, and workflow integration, particularly among organizations that prefer to build internal AI systems using cloud-native tools.

●	Vertical and Use-Case-Specific AI Applications. Many companies offer AI tools tailored to specific industries or functions, such as marketing, customer support, software development, or content creation. Although these products may not compete directly with the Cloudhands Platform’s general-purpose approach, they may reduce demand for multi-model platforms by addressing targeted customer needs.

●	Internal Development by Enterprises. Some potential customers may choose to build their own AI workflows, orchestration layers, or multi-model interfaces using internal engineering resources or cloud-based tools. This may reduce demand for third-party platforms such as Cloudhands.

Given the pace of innovation and the number of market participants, the Company cannot predict how competition will evolve or which business models will achieve widespread adoption. The Company’s ability to compete effectively will depend on factors including product performance, reliability, pricing, user experience, integration capabilities, and the Company’s ability to adapt to technological and regulatory developments.

Legacy Robot Cache Operations

The Robot Cache Platform generated no revenue in 2025 and $532 in 2024, and operations are expected to be discontinued in May 2026.

Sources of Cash

2021 Regulation A Offering

In 2021, the Company raised approximately $29,179,500 in gross proceeds ($26,923,883 in net proceeds) through an offering of units pursuant to Regulation A (the “2021 Offering”). Each unit consisted of two shares of common stock and one warrant to purchase a share of common stock at an exercise price of $1.00 per share. In connection with the 2021 Offering, the Company issued 96,301,980 shares of common stock and warrants to purchase 48,150,990 shares of common stock at an exercise price of $1.00 per share as more fully described in Outstanding Equity Securities section below.

As part of the placement agent commission for the 2021 Offering, the Company issued, to OpenDeal Broker LLC, dba The Capital R, a total of 660,066 shares of common stock and warrants to purchase 330,033 shares of common stock at an exercise price of $1.00 per share.

2018 Offering and Conversion to Common Stock.

In 2018, Robot Cache S.L., a Spanish limited liability company that became a wholly owned subsidiary of the Company in June 2019, conducted an offering exempt from registration pursuant to Rule 506(c) under Regulation D of the Securities Act (the “2018 Offering”). In the 2018 Offering, Robot Cache S.L. sold Simple Agreements for Future Tokens (“SAFTs”) to 18 accredited investors, generating gross proceeds of $11,770,878. The proceeds consisted of $2,275,000 in cash, $6,495,878 in bitcoin (BTC) and ether (ETH), and $3,000,000 in restricted stock of THC Therapeutics Inc. (OTC: THCT).

The SAFTs were subsequently exchanged for an aggregate of 16,778,821 shares of the Company’s common stock pursuant to Section 3(a)(9) of the Securities Act. Operations of Robot Cache S.L. were discontinued, and the entity was formally dissolved and liquidated on November 5, 2024. The Company repurchased 106,609 of the shares in September 2023.

Separately, the Company engaged a number of advisors for the 2018 Offering (“Advisors”) and entered into agreements with them to grant them rights to receive Company tokens as compensation for their advisory services. The Company entered into exchange agreements with three such Advisors, each an “accredited investor” (as defined in Rule 501 under the Securities Act), whereby the Advisors exchanged their token-issuance rights for shares of common stock. As part of such exchange agreements, the Company issued 465,122 shares of common stock in the aggregate to these three Advisors. In 2020, the Company issued 438,596 shares of common stock to a video game publisher (“Partner”) in connection with a strategic marketing agreement related to the Robot Cache business. All shares issued to the Advisors in exchange for their token-issuance rights and those issued to the Partner were exempt from registration pursuant to Rule 506(b) of Regulation D under the Securities Act.

The Company has not issued any tokens and has no plans to do so.

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Outstanding Equity Securities

Common Stock. As of December 31, 2025, the Company had 193,450,375 shares of common stock issued and outstanding. The Company is authorized to issue 250,000,000 shares of common stock under its certificate of incorporation.

Warrants. The Company has warrants outstanding to purchase 48,481,023 shares of common stock. These warrants were issued in connection with the 2021 Offering. Each warrant has an exercise price of $1.00 per share and is exercisable until the earliest of: (i) the sixth anniversary of its issuance date, (ii) the consummation of an acquisition of the Company by another entity, or (iii) immediately prior to the closing of a firm-commitment underwritten public offering, in each case as described more fully in the applicable warrant agreement. The warrants are classified as equity instruments, and additional information regarding their valuation, assumptions, and accounting treatment is included in the notes to the Company’s audited financial statements.

Stock Options. As of December 31, 2025, the Company had employee stock options outstanding to purchase 870,000 shares of common stock under the Company’s 2022 Equity Incentive Plan (the “Incentive Plan”). In January 2026, the Board of Directors approved an amendment to increase the number of shares reserved for issuance under the Incentive Plan to 8,300,000 shares, and the Company is seeking stockholder approval of this amendment. Additional information regarding stock-based compensation, including valuation methodology and expense recognition, is included in the notes to the Company’s audited financial statements.

The Company’s Team

As of the date of this Report, the Company employs two full-time employees located in California. The Company also engages independent contractors to provide specialized services, including finance, accounting, legal, and other operational support, on an as-needed basis. The Company expects to continue operating with a lean internal team and to supplement its capabilities through fractional or contract-based personnel where appropriate.

The Company is also incorporating AI tools and automated agents into its internal workflows. These tools are used to support certain operational, administrative, and product-development activities. The Company believes that the use of AI-enabled processes may allow it to operate with lower payroll costs and may improve the speed and efficiency of certain functions; however, there can be no assurance that these anticipated benefits will be realized. The Company may adjust its staffing model in the future based on operational needs, regulatory requirements, or market conditions.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or may be subject to claims arising in the ordinary course of business. The outcome of any such matters cannot be predicted with certainty and could, if they occur, have an adverse effect on the Company’s business due to defense costs, settlement obligations, diversion of management attention, or other factors. As of the date of this Report, except as provided below, the Company is not a party to any legal proceedings, nor is it aware of any material claims pending against it. There can be no assurance, however, that claims or proceedings will not arise in the future.

On April 27, 2026, the Company received a cease-and-desist letter from legal representatives of Serialio Ltd., a spreadsheet and database management software company based in Texas, alleging that the Company’s CLOUDHANDS mark is confusingly similar to Serialio’s CLOUD-IN-HAND mark in connection with the Company’s European Union trademark application. As of the date of this Report, the Company’s trademark counsel is reviewing the correspondence.

Bankruptcy or Similar Proceedings

The Company has not been the subject of any bankruptcy, receivership, or similar proceeding. No such proceedings are pending or, to the Company’s knowledge, threatened.

Mergers, Acquisitions, or Dispositions of Material Assets

The Company has not completed any merger, acquisition, or sale of material assets outside the ordinary course of business during the reporting period. The Company dissolved and liquidated Robot Cache S.L., its former wholly-owned Spanish subsidiary, in November 2024. This dissolution did not involve the sale of material assets outside the ordinary course of business.

Special Characteristics of Cloudhands’ Operations Expected to Have a Material Impact on Future Financial Performance

The Company’s operations include several characteristics that may materially affect future financial performance:

Dependence on Third-Party AI Model Providers. The Cloudhands Platform integrates with multiple third-party AI models through API access. The availability, pricing, and terms of these third-party services may materially affect the Company’s cost structure, platform functionality, and ability to serve customers.

Reliance on Cloud Infrastructure and Technical Integrations. The Cloudhands Platform depends on cloud-based hosting, orchestration systems, and third-party integrations. Changes in service levels, outages, or cost increases from infrastructure providers may impact operating performance and expenses.

Regulatory Environment for AI and Data Privacy. The Company operates in a sector subject to evolving regulation related to AI governance, data privacy, and algorithmic accountability. Changes in regulatory requirements may increase compliance costs or limit the Company’s ability to offer certain features.

Proprietary Credit-Based Usage System. The Company’s revenue model relies on a proprietary credit system for measuring and billing usage. Customer acceptance of this model, as well as the Company’s ability to manage credit issuance, consumption, and pricing, may materially influence revenue generation.

Competitive Conditions in the AI Sector. The AI industry is highly competitive and rapidly evolving. Competitors include large technology companies, AI model developers, cloud service providers, and multi-model platforms. Competitive pressures may affect pricing, user acquisition, and market positioning.

Limited Operating History in the AI Sector. The Company recently transitioned from video game distribution to AI platform development. As a result, the Company has limited historical financial data related to the Cloudhands Platform, which may affect the predictability of future performance.

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Item 1A. Risk Factors

Investing in the Company’s securities involves significant risks. The risks described below are not the only risks the Company faces. Additional risks that the Company does not presently know or that the Company currently believes are immaterial may also impair its business, financial condition, results of operations, or prospects. If any of the following risks occur, the Company’s business, the development of the Cloudhands Platform, and the value of its securities could be materially adversely affected.

Risks Related to the Development and Launch of the Cloudhands Platform

The Cloudhands Platform is still in development and may not launch on the timeline currently anticipated, or at all. The Company is currently conducting alpha and beta testing of the Cloudhands Platform. The timing, functionality, and scope of the public launch remain subject to change based on technical challenges, user feedback, resource constraints, and market conditions. There can be no assurance that the Cloudhands Platform will launch as planned or achieve market acceptance.

The Cloudhands Platform may not achieve user adoption or commercial success. Even if the Cloudhands Platform launches successfully, users may not adopt or continue using it. Factors such as competing products, pricing, perceived value, ease of use, or changes in customer preferences may limit adoption. Failure to achieve meaningful user engagement could materially affect the Company’s business and prospects.

The Company’s credit-based usage model may not be accepted by customers. The Cloudhands Platform relies on a proprietary credit system for usage and billing. Customers may prefer traditional subscription models or direct relationships with AI providers. If customers do not accept or understand the credit-based model, revenue may be adversely affected.

Risks Related to Dependence on Third-Party AI Providers

The Company depends on third-party AI model providers, and changes in their availability, pricing, or terms could adversely affect the Cloudhands Platform. The Cloudhands Platform integrates with third-party AI models through APIs. The Company has no control over the providers of these AI models. As such, these providers may modify pricing, restrict access, impose new usage limitations, change technical requirements, or terminate access entirely. Any such changes could disrupt the Company’s services or increase operating costs.

The Company has no control over the performance, reliability, or safety of third-party AI models. The functionality of the Cloudhands Platform depends on the performance of external AI models. Outages, errors, degraded performance, or safety issues in third-party models could negatively impact user experience and harm the Company’s reputation.

Risks Related to Technology, Data, and Cybersecurity

The Company may experience system failures, outages, or security breaches. The Cloudhands Platform relies on complex software, cloud infrastructure, and third-party integrations. System failures, cyberattacks, data breaches, or unauthorized access could disrupt operations, compromise user data, or result in regulatory or legal exposure.

The Company may be subject to evolving data privacy and AI-related regulations. Governments and regulatory bodies are increasingly focused on AI governance, data privacy, and algorithmic accountability. New or changing regulations may impose additional compliance obligations, increase operational costs, or limit the Company’s ability to offer certain features.

The Company’s ability to protect its intellectual property may be limited. The Company relies on proprietary software, workflows, and credit-system architecture. The Company may be unable to prevent unauthorized use, reverse engineering, or replication of its technology, which could reduce competitive advantage.

Risks Related to Competition

The AI sector is highly competitive, and many competitors have significantly greater resources. The Company competes with large technology companies, AI model developers, cloud service providers, and multi-model AI platforms. Many competitors have greater financial, technical, and marketing resources, as well as established customer bases. Increased competition may limit the Company’s ability to attract users or achieve profitability.

Rapid technological change may render the Cloudhands Platform less competitive or obsolete. The AI industry evolves quickly. New models, platforms, or technologies may emerge that reduce the relevance or value of the Cloudhands Platform. The Company may be unable to update its platform quickly enough to remain competitive.

Risks Related to Financial Condition and Capital Requirements

The Company may require additional capital to fund operations and development. Although the Company believes its current cash reserves are sufficient for the planned launch of the Cloudhands Platform, additional financing may be required depending on development costs, market conditions, or strategic opportunities. There can be no assurance that additional capital will be available on acceptable terms, or at all.

The Company has a limited operating history in the AI sector. The Company recently shifted its strategic focus from video game distribution to AI platform development. As a result, the Company has limited operating history, revenue, and performance data related to the Cloudhands Platform. This increases uncertainty regarding future results.

Risks Related to the Legacy Robot Cache Business

The discontinuation of Robot Cache may give rise to unforeseen liabilities. Robot Cache operations were discontinued in March 2026. The Company may nonetheless face residual claims, regulatory inquiries, or other liabilities related to its former operations.

Risks Related to Personnel and Operations

The Company’s success depends on its ability to attract and retain qualified personnel. As of the date of this Report, the Company employs a small internal team and relies on independent contractors to provide specialized services, including finance, legal, and other operational support. Competition for skilled technical and AI-related talent is intense, and the Company may face challenges in attracting or retaining individuals with the expertise necessary to support its product development and operations. The loss of key personnel or the inability to engage qualified contractors could impair the Company’s ability to develop, maintain, or operate the Cloudhands Platform.

Reliance on AI tools and agents. The Company is also incorporating artificial intelligence tools and automated agents into certain internal workflows. While these tools are intended to support operational, administrative, and product-development activities, reliance on AI-enabled processes may introduce risks, including potential errors, system limitations, or the need for ongoing monitoring to ensure accuracy, reliability, and compliance with applicable laws and regulations. If these tools do not perform as expected, the Company may experience delays, reduced productivity, or operational disruptions.

Scaling challenges to meet growth. As the Company grows, it may encounter challenges related to infrastructure, customer support, compliance, and internal controls. Operating with a lean internal team may increase the difficulty of addressing these challenges. Failure to manage operational demands effectively could negatively affect the Company’s performance and ability to execute its business strategy.

Risks Related to the Company’s Securities

The Company’s securities may be illiquid, and investors may be unable to sell their shares. There is currently no active public market for the Company’s securities. Even if a market develops, it may be limited, volatile, or illiquid, making it difficult for investors to sell their shares.

Future issuances of securities may dilute existing stockholders. The Company may issue additional equity or convertible securities to raise capital, compensate employees, or pursue strategic opportunities. Any such issuances may dilute the ownership interests of existing stockholders.

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ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this Report and in reports filed by the Company with the Securities and Exchange Commission (the “Commission” or the “SEC”). Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” or the “Company” refer to Cloudhands, Inc. (formerly known as Robot Cache US Inc.) and its subsidiary.

The following information should be read in conjunction with our audited financial statements and accompanying notes, which are included in this Report. As noted above, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements due to various factors, including those described under “Item 1A. Risk Factors.”

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are, among others, the following sections:

●	Business Overview

●	Results of Operations

●	Liquidity and Capital Resources

●	Critical Accounting Policies

●	Trends and Key Factors Affecting Our Performance

Business Overview

Cloudhands, Inc. (formerly Robot Cache US Inc.) has transitioned its primary business focus from digital video game distribution to the development of the Cloudhands Platform, an integrated AI platform designed to provide unified access to multiple third-party AI models, workflow orchestration, and persistent context across applications. The Company launched a private alpha version of Cloudhands.ai in the fourth quarter of 2025 and expects to release a private limited beta version in the first half of 2026.

During the periods presented, the Company did not generate revenue from the Cloudhands Platform, which remains under development. The Company also generated no revenue from Robot Cache operations in 2025 and recorded $532 in revenue in 2024. The Robot Cache website and platform is expected to be discontinued in May 2026.

The Company’s operating expenses during the periods presented primarily reflect personnel costs, software development expenses, cloud infrastructure costs, and general and administrative expenses associated with the development of the Cloudhands Platform and the maintenance of legacy operations.

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Material Developments

During 2025, the Company experienced several changes in senior management. In September 2025, the Company’s Chief Executive Officer resigned, and the Board of Directors appointed Thomas Hebert to serve as President effective the same month. Also in September 2025, Board member Keven Baxter assumed the role of Chief Financial Officer on a part-time basis. The Company incurred approximately $247,000 in connection with these management changes, including separation-related costs, transitional consulting, legal fees, and recruitment fees.

Subsequent to year-end, on April 2, 2026, the Company terminated Mr. Hebert’s employment as President. His termination did not involve any dispute or disagreement with the Company on any matter relating to its operations, policies, or practices. In April 2026, the Board of Directors appointed Philippe Erwin as President.

Results of Operations

Comparison of selected operating indicators for the year ended December 31, 2025 with the year ended December 31, 2024

Revenues

Below is a summary of revenues during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Revenues	$-	$532

For the year ended December 31, 2025, the Company generated no revenue, compared to $532 in revenue for the year ended December 31, 2024. The Cloudhands Platform remained in the development stage throughout 2025 and did not generate revenue during the period. The revenue recognized in 2024 was attributable to video game sales on the Company’s legacy Robot Cache Platform.

Total Operating Expenses

Below is a summary of total operating expenses during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Total operating expenses	$2,537,927	$3,266,442

Sales, general and administrative expenses for the year ended December 31, 2025 totaled approximately $2.5 million, representing a decrease of approximately $729,000, or 22%, as compared to approximately $3.3 million for the year ended December 31, 2024. The decrease was primarily due to a reduction in payroll and related expenses, offset by increases in other selling general and administrative expenses.

Payroll and related expenses, which decreased approximately $1.1 million, represented approximately $1.0 million or 40% of sales, general and administrative expenses for the year ended December 31, 2025 compared to $2.1 million or 66% for the year ended December 31, 2024.

Independent contractor expenses were approximately $480,000 in 2025 compared to $380,000 in 2024, an increase of $100,000 or 26%. This increase resulted from increased reliance on external consulting services, and contractors supporting development of the Company’s new AI platform.

Legal and professional services expenses were approximately $361,000 in 2025 compared to $151,000 in 2024, an increase of $210,000 or 138%. The increase was primarily driven by $95,000 in recruiting fees, with the remaining increase due to higher legal fees for trademark, privacy and other matters in preparation to launch the Cloudhands Platform, and accounting fees.

Rent and utilities totaled approximately $199,000 in 2025 compared to $256,000 in 2024, a decrease of $56,000 or 22%. The decrease was attributable to the Company’s relocation of its corporate office to a lower-cost space in July 2025.

Advertising and marketing expenses were approximately $52,000 for the year ended December 31, 2025, an increase of $24,000 or 85% compared to approximately $28,000 in 2024. The increase reflects costs incurred in 2025 on early pre-launch content creation and other marketing activities for the new Cloudhands brand.

Stock-based compensation expense totaled $1,152 during the year ended December 31, 2025, primarily related to stock option awards granted under the Company’s 2022 Equity Incentive Plan.

The remainder of selling, general and administrative expenses were primarily for supplies, internet and telecommunications, office relocation, and travel.

Dividend and interest income

Below is a summary of dividend and interest income during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Dividend and interest income	$280,680	$502,659

The Company had dividend income of approximately $281,000 and $503,000 for the years ended December 31, 2025 and 2024, respectively, a decrease of $222,000 due to lower cash reserves held in dividend-earning accounts during the year ended December 31, 2025.

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Impairment expense

Below is a summary of impairment expense during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Impairment expense	$-	$(609,759)

The Company had no impairment charges in 2025. In 2024, the Company recorded an impairment charge on prepaid publisher royalties of approximately $610,000 related to the legacy Robot Cache Platform, an investment in Fig Publishing, and cryptocurrency.

During 2024, the Company determined that recovery of royalties prepaid to publishers was unlikely to occur and recorded an impairment loss of approximately $411,000, the Board determined that the Company’s $100,000 investment in Fig Publishing was fully impaired and the Company recorded a $99,000 impairment charge related to CASPER (CSPR) cryptocurrency due to a decline in market value deemed other-than-temporary. The Company previously served as a validator on the CASPER Blockchain Network and, in connection with those activities, received CSPR as consideration for the validation services. Such CSPR was recorded at fair value. Cryptocurrency is evaluated each year and reported at the lower of cost or market.3

Income Tax Expense

Below is a summary of income tax expense during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Income tax expense	$-	$-

The Company’s effective tax rate was 0% and as a result the Company did not record income taxes for the years ended December 31, 2025 and 2024.

Net loss

Below is a summary of net loss expense during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025	Year ended December 31, 2024
Net loss	$(2,289,028)	$(3,434,800)

For the year ended December 31, 2025, the Company had a net loss of approximately $2.3 million, compared with a net loss of approximately $3.4 million for the year ended December 31, 2024. This decrease in net loss was primarily due to reduced payroll expenses in 2025, and a reduction in impairment expenses offset by lower interest income in 2025 as discussed above.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash of approximately $6.3 million. We reported net losses of approximately $2.3 million and approximately $3.4 million for the years ended December 31, 2025 and 2024, respectively. As of the date of this Report, the Company has no outstanding debt obligations. The following table provides a summary of the Company’s net cash flows from its operating, investing, and financing activities.

Year ended December 31,	2025	2024
Net cash used in operating activities	$(2,166,639)	$(2,951,303)
Net cash used in investing activities	(1,125,608)	(8,760)
Net cash used in and provided by financing activities	-	-
Net decrease in cash	(3,292,247)	(2,960,063)
Cash, beginning of period	9,572,491	12,532,554
Cash, end of period	$6,280,244	$9,572,491

3 The Company received an analysis from legal counsel experienced in crypto asset regulatory matters in support of the position that CSPR does not currently constitute a security under U.S. securities law. This analysis is not binding on regulators or the courts. The Company did not operate a trading business in CSPR. The Company’s CSPR activity was limited to receipt of CSPR through validation activities and liquidation of those holdings, which was completed in 2025.

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Sources of Liquidity

In the opinion of management, the Company’s current cash position of approximately $6.3 million on December 31, 2025 will enable it to cover current operations for at least the next 12 months. However, actual cash needs may differ based on development costs, market conditions, and user adoption.

Future Capital Requirements

The Company may seek additional financing in the future to support continued development, commercialization, and scaling of the Cloudhands Platform. The availability and terms of any such financing are uncertain and may depend on market conditions, investor interest, and the Company’s operational progress.

Prepaid Expenses

Prepaid expenses as of December 31, 2025 were approximately $27,000. During the year ended December 31, 2024, the Company determined that certain Publishers’ royalties prepaid in connection with the legacy Robot Cache business were unlikely to be recovered and it recorded an impairment loss of approximately $411,000.

Other Current Assets

The Company’s other current assets were zero and $1,497 as of December 31, 2025 and 2024, respectively.

Net Cash Flow from Operating Activities

As noted above, cash used in operating activities was approximately $2.2 million for the year ended December 31, 2025, compared to approximately $3.0 million for the year ended December 31, 2024. The results of operating losses recorded in the statements of operation were the primary drivers for the change in cash for the years ended December 31, 2025 and 2024.

Net Cash Flow from Investing Activities

Net cash used in investing activities for the years ended December 31, 2025 and 2024 was approximately $1.1 million and $9,000, respectively. Cash used in investing activities during 2025 primarily reflects capitalized software development costs associated with the Cloudhands Platform, including approximately $1.3 million of capitalized platform development costs. These costs primarily consisted of internal payroll and third-party development services related to building the Cloudhands Platform. Cash used in investing activities during 2024 was minimal and primarily related to purchases of computer equipment and other development-related assets.

Net Cash Flow from Financing Activities

There were no cash flows from financing activities for the years ended December 31, 2025 or 2024.

Operating and Capital Expenditure Requirements

Primarily as a consequence of the 2021 Offering, the Company began 2025 with approximately $9.6 million in cash and cash equivalents. After taking into account the net loss of $2.3 million for the year ended December 31, 2025, the Company expects operations to be sufficiently funded for at least the next 12 months.

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Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements.

Capitalized Software Development Costs

The Company capitalizes certain costs incurred in connection with the development of internal-use software for the Cloudhands Platform in accordance with ASC 350-40, Internal-Use Software.

Costs incurred during the preliminary project stage, including initial planning, evaluation, and conceptual design activities, are expensed as incurred. Once the application development stage begins and technological feasibility has been established, qualifying costs are capitalized. These costs include:

●	payroll and payroll-related costs for employees directly involved in development
●	payments to third-party developers
●	certain software tools used in the development process

Costs incurred during the post-implementation stage, including training and maintenance activities, are expensed as incurred.

Capitalized software development costs are recorded as long-term assets and will be amortized on a straight-line basis over the estimated useful life of the software once the Cloudhands Platform is placed into service. Because the Cloudhands Platform is currently in development and not yet commercially launched, the determination of when technological feasibility is established and which costs qualify for capitalization requires management judgment.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation.

Stock option awards granted to employees and service providers are measured at the grant-date fair value of the award and recognized as compensation expense over the vesting period of the award.

The fair value of stock options is estimated using an option-pricing model that requires management to make assumptions regarding:

●	expected volatility of the Company’s stock
●	expected term of the option
●	risk-free interest rates
●	expected dividend yield

These assumptions involve significant judgment and may materially affect the amount of stock-based compensation recognized in the Company’s financial statements.

Cryptocurrencies

Cryptocurrencies which include bitcoin (“BTC”) and Casper (“CSPR”) are included in long-term assets in the accompanying balance sheets. Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets. Under this guidance, in-scope crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in earnings. Crypto assets received by the Company as noncash consideration for validation services were initially recorded at fair value upon receipt. Gains and losses on remeasurement and disposition of crypto assets are included in other income (expense) in the statements of operations. The Company uses the first-in, first-out method to determine the cost basis of crypto assets sold.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability is assessed by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered impaired and the Company records an impairment charge equal to the amount by which the carrying value exceeds the asset’s fair value.

Management’s impairment analysis requires significant judgment regarding future cash flows, expected platform performance, and market conditions.

Revenue Recognition

Because the Cloudhands Platform remained in the development stage during the year ended December 31, 2025, the Company did not generate revenue from the Cloudhands Platform during the period.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

The Company expects to generate revenue primarily from subscription access to the Cloudhands Platform and the sale of digital Credits used to access services on the Cloudhands Platform. Subscription revenue will be recognized ratably over the subscription term as customers receive continuous access to the Cloudhands Platform. Credits represent prepaid usage rights and revenue will be recognized as credits are redeemed and the underlying services are provided. Amounts received in advance of providing services are recorded as deferred revenue.

The Company may also recognize revenue related to unused credits (breakage) when such amounts are probable of not being redeemed and can be reasonably estimated, consistent with the guidance in ASC 606.

The Company facilitates access to services provided by third-party artificial intelligence model providers through the Cloudhands Platform. Management evaluates whether the Company acts as a principal or agent in these arrangements.

Based on its current Cloudhands Platform structure and customer relationships, the Company has concluded that it controls the services before transfer to the customer and therefore acts as the principal, recognizing revenue on a gross basis. The Company will reassess this conclusion as its Cloudhands Platform architecture and commercial arrangements evolve.

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Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that proper controls are in place to ascertain that the Company’s financial statements properly reflect any material changes.

Off-Balance Sheet Arrangements

The Company does not currently have and has never had any off-balance sheet arrangements.

In addition to the historical results discussed above, management has identified several trends and factors that may influence the Company’s future performance.

Trends and Key Factors Affecting Our Performance

The Company’s future performance will depend on a number of trends, events, and uncertainties that may materially affect its financial condition and results of operations. The following factors represent the key developments currently known to management.

Transition From Legacy Operations to AI Platform Development. The Company is transitioning from its prior focus on digital video game distribution to the development of the Cloudhands Platform. This shift affects cost structure, personnel needs, and the timing of potential revenue generation. The Company expects that expenses related to software development, cloud infrastructure, and personnel will continue to represent a significant portion of operating costs until the Cloudhands Platform is commercially launched.

Dependence on Third-Party AI Model Providers. The Cloudhands Platform integrates with multiple third-party AI models. Changes in pricing, access terms, rate limits, or technical requirements imposed by these providers may affect the Company’s cost of revenue, Cloudhands Platform functionality, and user experience. The Company’s ability to offer competitive pricing and reliable service will depend in part on the stability and availability of these third-party services.

Evolving Regulatory Environment for AI and Data Privacy. Federal, state, and international regulatory bodies are actively considering new rules related to artificial intelligence, data privacy, and algorithmic accountability. Changes in regulatory requirements may increase compliance costs, require modifications to the Cloudhands Platform, or limit the Company’s ability to offer certain features. The Company monitors these developments and may need to adjust its operations accordingly.

User Adoption and Market Acceptance of the Cloudhands Platform. The Company’s ability to generate revenue will depend on user adoption of the Cloudhands Platform once commercially launched. Market acceptance may be influenced by factors such as perceived value, ease of use, pricing, competitive offerings, and the overall pace of AI adoption across industries. Because the Cloudhands Platform is in development and has not yet generated revenue, future user behavior remains uncertain.

Credit-Based Usage Model. The Company’s monetization strategy relies on a proprietary credit-based usage system. Customer understanding and acceptance of this model will affect revenue generation and predictability. The Company may refine pricing, credit consumption rates, or subscription tiers based on user feedback and market conditions.

Competitive Conditions in the AI Sector. The AI industry is characterized by rapid innovation and significant competition from established technology companies, cloud providers, and emerging multi-model platforms. Competitors may introduce new features, reduce pricing, or leverage larger user bases and greater financial resources. These competitive dynamics may affect the Company’s ability to attract and retain users.

Infrastructure and Operating Costs. The Company’s cloud hosting, model-integration, and data-processing costs may fluctuate based on usage levels, provider pricing, and Cloudhands Platform architecture. As the Cloudhands Platform scales, infrastructure costs may increase, and the Company’s ability to manage these costs efficiently will affect future margins.

Legacy Robot Cache Operations. The Company generated no revenue from legacy Robot Cache operations in 2025, and $532 in 2024. The Company continued to incur maintenance and hosting costs associated with supporting legacy users through February 2026 when an unrelated third-party agreed to cover such costs. The Robot Cache store is expected to be discontinued in May 2026.

Efforts to Develop a Sustainable Revenue Model and Commercial Strategy. As we continue to develop and commercialize the Cloudhands Platform, we are actively evaluating and refining the revenue model that will support long-term growth. Because our Cloudhands Platform is not yet publicly launched and operates in a rapidly evolving market for AI multi-model orchestration, our future financial performance will depend on our ability to identify monetization structures that align with customer preferences. We will be testing revenue approaches, including credit-based consumption and tiered subscription plans. Each model presents different implications for revenue predictability, customer acquisition, and gross margin, particularly because our cost structure is influenced by third-party AI model providers whose pricing may vary over time. As we gather data from early users, we expect to adjust our pricing strategy, refine our credit system, and evaluate the balance between usage-based and recurring revenue. These efforts remain ongoing, and our revenue model may continue to evolve as the market for AI sector matures.

Development of Key Performance Indicators for a New Platform Business. Because the Cloudhands Platform represents a new business model for the Company, we are in the process of establishing the key performance indicators (KPIs) that will allow us to measure Cloudhands Platform adoption, customer engagement, and operational efficiency. Our historical metrics are not directly applicable to our current operations, and we expect that our KPIs will evolve as we gain more insight into customer behavior and Cloudhands Platform economics.

Additional risks and uncertainties that could affect the Company’s performance are discussed under ‘Item 1A. Risk Factors.’

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ITEM 3. Directors and Officers

The following table sets forth current information about our executive officers and directors as of the date of this Report:

Name	Age	Position	Since
Executive Officers
Philippe Erwin	59	President	April 2026
Mark Caldwell	63	Chief Technology Officer	January 2018

Directors
Philippe Erwin	59	Director	April 2026
Keven Baxter*	66	Director, Chief Financial Officer & Secretary	January 2018

* Mr. Baxter has served as a Director since January 2018, as Corporate Secretary since 2021, and as Chief Financial Officer since September 2025.

Executive Officers

Philippe Erwin, President. Philippe Erwin has served as President of Cloudhands, Inc. since April 2026 and previously served as Senior Business Development Advisor from 2023 to April 2026 and as Co-Founder, General Counsel and SVP from 2018–2022. He is the Founder and Chief Executive Officer of GameScribes (2009–present), a video game localization and testing company, and Co-Founder and Strategic Advisor at Zenity Partners (2009–present), an advisory firm focused on gaming, digital media, and emerging technology ventures. He has also served on the Board of Directors of Team Vitality, a European esports organization, since 2020. Mr. Erwin’s prior experience includes senior leadership roles at Collision Studios (Co-Founder and Chief Business Officer, 2006–2024), a video game developer and publisher; SDI Media (SVP and General Manager, 2006–2008), a global media services company; Warner Bros. (Vice President, Interactive Entertainment, 2001–2006), a major film and entertainment studio; Universal Interactive (Vice President, Business Affairs, 2001), an interactive publishing division; and Activision (Director of Business Development, 1997–2000), a global video game publisher, following earlier legal practice at Loeb & Loeb (1995–1996).

Mark Caldwell, Chief Technology Officer. Mark Caldwell has served as the Company’s Chief Technology Officer since 2018. Mr. Caldwell is an entrepreneur and veteran of the video game industry with more than 25 years of experience in software development and technology leadership. From 2017 to 2018, Mr. Caldwell served as Chief Technology Officer of Converge Direct, LLC, where he oversaw the company’s analytics, information technology, and data-management infrastructure. Beginning in 2012, he was the co-founder and Chief Technology Officer of Apmetrix Analytics Inc. until the company liquidated its assets in 2019 following a Chapter 7 proceeding. He simultaneously served as Chief Technology Officer of Anametrix, Inc. from 2013 to 2014. From 2011 to 2013, Mr. Caldwell was the co-founder and Chief Executive Officer of Plaor, Inc., a social-games publisher. From 2010 to 2011, he served as Vice President, Engineering, at Playdom and Disney Interactive Media Group, where he was responsible for a broad range of technology services. From 2005 to 2009, Mr. Caldwell was Director of PC Development and Executive Producer for Midway Games Inc., where he managed development processes, testing plans, and online distribution models for PC titles, including Lord of the Rings Online, Unreal Tournament 3, Rise & Fall, and Stranglehold. Prior to joining Midway, he was the founder, Chief Executive Officer, and President of Rapid Eye Entertainment, Inc. from 2001 to 2005. From 1996 to 2001, he served as Vice President, Development, for The 3DO Company, and from 1986 to 1996 he was the co-founder and Senior Vice President of New World Computing, Inc. Mr. Caldwell is a two-time recipient of the San Diego Top Tech Exec Awards (2015 and 2016), recognizing information-technology executives nominated by peers and clients.

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Board of Directors

The board of directors of the Company (the “Board of Directors” or the “Board”) consists of the following individuals:

Philippe Erwin has served as a member of the Company’s Board of Directors since April 2026. His professional experience is provided above under the Executive Officers section in connection with his title as President of the Company.

Keven Baxter has served as a member of the Company’s Board of Directors since 2018. He was appointed Corporate Secretary in 2021 and continues to serve in that role. In September 2025, Mr. Baxter was appointed part-time Chief Financial Officer of the Company. Mr. Baxter has more than 30 years of experience advising technology companies on licensing, commercial transactions, financings, and related legal matters. From June 2020 to November 2022, he served as Director of Operations for International Christian Concern, a humanitarian non-governmental organization, where he oversaw accounting, finance, human resources, and legal functions. From 2006 to 2020, Mr. Baxter practiced law at Baxter Technology Law, Inc., focusing on technology and media licensing and business and commercial transactions. From 2003 to 2005, Mr. Baxter served as Vice President, Legal, for Fair Isaac Corporation, where he managed worldwide operational legal activities. From 1999 to 2002, he was General Counsel and Vice President of Corporate Development for Buy.com, Inc. Prior to that, he served as General Counsel and Vice President of Corporate Affairs for Interplay Entertainment from 1995 to 1998. Earlier in his career, Mr. Baxter practiced as a business and technology attorney with Brobeck, Phleger & Harrison. Mr. Baxter holds a Juris Doctor and Master of Business Administration from the University of California, Berkeley, and a Bachelor of Arts in Economics from the University of California, Santa Barbara. In September 2025, the Company entered into a contractor agreement with Mr. Baxter to serve as part-time Chief Financial Officer at a rate of $175 per hour.

Compensation of Directors and Executive Officers

The following table indicates the annual compensation of each of the three highest paid persons who were executive officers or directors during the year ended December 31, 2025.

Name	Capacities in which compensation was received	Cash compensation (2025)	Other compensation (2025)	Total compensation (2025)
Rod Humble[1]	Chief Executive Officer	$338,985	$65,948	$404,933
Mark Caldwell	Chief Technology Officer	$207,859	32,013	$239,872
Thomas Hebert	President	$59,383	$4,584	$63,967

(1)	Mr. Humble resigned as CEO in September 2025. “Cash Compensation” includes his salary and $100,000 in severance pay paid pursuant to his separation agreement. “Other compensation” includes $16,900 in relocation expenses, $20,749 in employer-paid health insurance premiums, $3,298 in employer 401k matching contributions, and $25,000 in post-employment transitional consulting fees. In connection with his separation, Mr. Humble released his rights to stock options contained in his offer letter but never granted due to outstanding stockholder approval requirements.
(2)	Mr. Caldwell’s “Other Compensation” includes $28,887 in employer-paid health insurance premiums and $3,125 in employer 401k matching contributions.
(3)	Mr. Hebert’s “Other Compensation” includes $4,584 in employer-paid health insurance premiums.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding shares of our Common Stock owned beneficially as of the date of this Report by (i) all Company executive officers and directors as a group, and (ii) any other securityholder who beneficially owns more than 10% of any class of our Common Stock. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s). The Company has no other class of voting securities.

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Unless otherwise indicated, as of the date of this Report, the securityholders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Nature of beneficial ownership	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group(1)	Direct ownership	16,645,584	0	8.6%
Frank Brian Fargo(2)	Direct ownership	44,375,523	0	22.9%
Frank Brian Fargo(3)	Voting proxy	11,919,060	N/A	6.1%

(1)	In December 2025, the Company entered into amendments with six founders, including directors and officers, to correct the founder share exchange subscription agreements to conform to the official stock records according to the Company’s stock transfer agent. These amendments had no effect on the number of shares of common stock outstanding.
(2)	Mr. Fargo’s address is 1735 Flight Way, Suite 400, Tustin, CA 92782. Effective April 23, 2026, Mr. Fargo resigned as a Director of the Company.
(3)	Mr. Fargo holds a voting proxy over 11,919,060 shares beneficially owned by former Chief Executive Officer, Lee Jacobson. Mr. Jacobson retains beneficial ownership of those shares.

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

Legal and Disciplinary History of Our Executive Officers and Directors

Pursuant to the requirements of Regulation A, there have not been any applicable legal or disciplinary proceedings involving our executive officers or Directors to report.

ITEM 5. Interest of Management and Other in Certain Transactions

Within the last two fiscal years prior to the filing of this Report, neither the Company nor its former subsidiary Robot Cache S.L. has been a participant in any transaction, nor is any such transaction currently proposed, in which (i) any Cloudhands Related Person had or is to have a direct or indirect material interest (other than their Company compensation, which is described under “Compensation of Directors and Executive Officers,” and as set forth in this Item 5) and (ii) the amount involved in the transaction exceeded or will exceed the lesser of (1) $120,000 and (2) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years. For purposes of the preceding sentence, an “Cloudhands Related Person” is (A) any director or executive officer of the Company, (B) any nominee for election as a director of the Company, (C) any person who beneficially owns more than 10% of any class of the Company’s voting securities, (D) any promoter of the Company or (E) any immediate family member of any person specified in clause (A), (B), (C) or (D).

Any future transactions between either the Company, on the one hand, and a Cloudhands Related Person, on the other hand, will be entered into on terms that are commercially reasonable or otherwise no less favorable to the Company than those that can be obtained from any third party other than a Cloudhands Related Person.

ITEM 6. Other Information

There was no information required to be disclosed in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2025 that was not so reported.

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ITEM 7. Financial Statements

CLOUDHANDS, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders’

of Cloudhands, Inc.

Opinion

We have audited the accompanying financial statements of Cloudhands, Inc. a Delaware corporation, (the “Company”) which comprise the balance sheet as of December 31, 2025, and the related statements of operations, shareholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

San Diego, California
April 30, 2026

F-1

INDEPENDENT AUDITOR’S REPORT

April 17, 2025

To:	Board of Directors, CLOUDHANDS, INC.
Re:	2024 Financial Statement Audit

We have audited the accompanying consolidated financial statements of CLOUDHANDS, INC. (a corporation organized in Delaware and formerly known as Robot Cache US, Inc.) (the “Company”), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of income, shareholders’ equity/deficit, and cash flows for the calendar year ended December 31, 2024, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the consolidated results of its operations, shareholders’ equity/deficit and cash flows for the calendar year ended December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC

San José, CA

F-2

CLOUDHANDS, INC.

BALANCE SHEETS

As of December 31, 2025 and 2024

	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$6,280,244	$9,572,491
Prepaid expenses	26,955	32,410
Other current assets	-	1,497
Total current assets	6,307,199	9,606,398

Fixed assets, net	30,077	-
Software development costs	1,296,763	-
Right-of-use asset - operating lease	327,346	-
Cryptocurrency, net	13,875	251,197
Other assets	24,431	20,865
Total other assets	1,692,492	272,062
Total assets	$7,999,691	$9,884,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$56,249	$48,814
Other current liabilities	90,644	75,479
Right of use liability – operating - current	142,719	-
Total current liabilities	289,612	124,293

Right of use liability – operating - long-term	237,461	-
Total liabilities	527,073	124,293

Commitments and contingencies (Note 7)	-	-

Shareholders’ Equity
Common stock, $0.001 par value; 250,000,000 shares authorized at December 31, 2025 and 2024; 193,450,375 issued and outstanding as of December 31, 2025 and 2024	193,450	193,450
Additional paid-in capital	39,715,084	39,713,932
Accumulated deficit	(32,435,916)	(30,146,888)
Total shareholders’ equity	7,472,618	9,760,494

Total Liabilities and Shareholders’ Equity	$7,999,691	$9,884,787

See accompanying notes to the financial statements

F-3

CLOUDHANDS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2025 and 2024

	2025	2024

Revenues	$-	$532
Royalties	-	(161)
Gross profit	-	371

Operating expenses
General and administrative	2,486,343	3,238,493
Sales and marketing	51,584	27,949
Total operating expenses	2,537,927	3,266,442

Net Operating Loss	(2,537,927)	(3,226,071)

Other income (expense)
Dividend and interest income	280,680	502,659
Interest expense	(8,017)	-
Impairment expense	-	(609,753)
Net losses on remeasurement of cryptocurrency	(26,105)	-
Other income (expense)	2,341	(61,635)
Total other income (expense)	248,899	(168,729)
Loss before taxes	(2,289,028)	(3,434,800)
Tax provision (benefit)	-	-

Net Loss	$(2,289,028)	$(3,434,800)

Foreign currency translation loss	-	(287)
Unrealized gain (loss) on investments	-	10,238

Total Comprehensive Loss	$(2,289,028)	$(3,424,849)

Net loss per share: basic and diluted	$(0.01)	$(0.02)

Weighted average number of shares outstanding: basic and diluted	193,450,375	193,450,375

See accompanying notes to the financial statements

F-4

CLOUDHANDS, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2025 and 2024

	Common Stock		Additional Paid-In	Accumulated	Total Shareholders’
	# of shares	$	Capital	Deficit	Equity
Balance as of December 31, 2023	193,450,375	$193,450	$39,713,932	$(26,722,039)	$13,185,343
Net loss				(3,424,849)	(3,424,849)
Balance as of December 31, 2024	193,450,375	$193,450	$39,713,932	$(30,146,888)	$9,760,494
Stock-based compensation	-	-	1,152	-	1,152
Net loss	-	-	-	(2,289,028)	(2,289,028)
Balance as of December 31, 2025	193,450,375	$193,450	$39,715,084	$(32,435,916)	$7,472,618

See accompanying notes to the financial statements

F-5

CLOUDHANDS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025 and 2024

	2025	2024
Operating Activities
Comprehensive Net Loss	$(2,289,028)	$(3,424,849)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	7,077	-
Stock-based compensation expense	1,152	-
Change in market value of cryptocurrency	26,105	79,283
Noncash impairment on investment	-	100,000
Changes in operating assets and liabilities:
Deposits	-	623
Prepaid expenses	5,455	393,877
Other assets	7,166	2,434
Accounts payable	7,435	(9,259)
Accrued expenses	15,165	(93,412)
Right of use asset and liability - operating	52,834	-
Net cash used in operating activities	(2,166,639)	(2,951,303)

Investing Activities
Purchase of fixed assets	(30,827)	(8,760)
Software development costs	(1,296,763)	-
Purchase of intangible asset	(9,235)	-
Purchases of cryptocurrency	(2,335)	-
Proceeds from sale of cryptocurrency	213,552	-
Net cash used in investing activities	(1,125,608)	(8,760)

Net change in cash and cash equivalents	(3,292,247)	(2,960,063)

Cash and cash equivalents at beginning of period	9,572,491	12,532,554
Cash and cash equivalents at end of period	$6,280,244	$9,572,491

Supplemental cash flow information:
Cash paid for interest	$8,017	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Recognition of right-of-use asset and lease liability – operating lease	$410,170	$-

See accompanying notes to the financial statements

F-6

CLOUDHANDS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

NOTE 1 – NATURE OF OPERATIONS

Cloudhands, Inc. (formerly named Robot Cache US Inc.) (the “Company”) was incorporated in Delaware on January 16, 2018. Historically, the Company operated a digital video game distribution platform known as Robot Cache. The Company discontinued the Robot Cache Platform and related operations in 2026 as part of its transition to developing the Cloudhands AI platform (the “Cloudhands Platform”). On March 18, 2025, the Company changed its corporate name to Cloudhands, Inc. to better reflect the Company’s strategic transition from digital video game distribution toward development of its new artificial intelligence Cloudhands Platform, Cloudhands.ai. The Company does not expect future revenues from Robot Cache.

The Company is currently focused on the development of the Cloudhands Platform, an integrated artificial intelligence platform designed to provide unified access to multiple third-party AI models through a single interface. The Cloudhands Platform is in the development stage and had not generated revenue as of December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include capitalized software development costs, impairment of long-lived assets, valuation of cryptocurrency holdings, valuation of equity-based compensation, and contingencies. Actual results may differ materially from those estimates.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries in which the Company operates. Factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

F-7

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Capitalized Software Development Costs

The Company capitalizes certain costs incurred in connection with the development of internal-use software for the Cloudhands Platform in accordance with ASC 350-40, Internal-Use Software. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Once technological feasibility is established and the application development stage begins, qualifying internal payroll costs and third-party development costs are capitalized.

Capitalized development costs relate primarily to development of the Cloudhands Platform and include:

●	direct payroll and payroll-related costs for employees involved in development
●	payments to third-party developers

Capitalized software development costs are included within long-term assets and will be amortized on a straight-line basis over the estimated useful life of the related software once the Cloudhands Platform is placed into service.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful life of three years using the straight-line method. Leasehold improvements are depreciated at the lesser of the useful life of the asset or the lease term. Expenditures for maintenance and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in income.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In prior years, the Company prepaid certain Publishers’ royalties to include their games in the Robot Cache Platform. The Company determined that recouping the prepaid royalties was unlikely and it recorded an impairment loss of $410,988 during the year ended December 31, 2024.

During 2021, the Company made a $100,000 investment into the Fig Fund as part of the Offering Circular by Fig Publishing, Inc. As of December 31, 2024, the Company’s Board of Directors determined that the Company’s investment in Fig Publishing was fully impaired, and the Company recorded a full write-off of the carrying value of $100,000.

As of December 31, 2024, the decline in the CSPR cryptocurrency market value resulted in an impairment that the Company determined was other than temporary and recorded an impairment loss of $99,000.

F-8

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

At December 31, 2025 and 2024, the Company’s financial instruments include U.S. government money market funds. The carrying amount of these items approximate their fair value due to the short-term maturities of these instruments.

Leases

The Company accounts for leases in accordance with ASC 842, Lease, which requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheets. The Company determines whether an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Because the Company’s leases generally do not provide an implicit rate, the Company uses its incremental borrowing rate in determining the present value of lease payments. Right-of-use assets also include any prepaid lease payments and initial direct costs and are reduced by lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has elected not to recognize on the balance sheet leases with an initial term of 12 months or less and recognizes expense for such leases on a straight-line basis over the lease term. The Company also elected, where applicable, to combine lease and non-lease components.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

F-9

Cryptocurrencies

The Company’s cryptocurrencies, which included bitcoin (BTC) and Casper (CSPR), were accounted for in accordance with ASC 350-60, Crypto Assets. Cryptocurrencies purchased by the Company were initially recorded at cost, and cryptocurrencies received through the Company’s validation activities were initially recorded at fair value upon receipt. Thereafter, in-scope crypto assets were measured at fair value at each reporting date, with changes in fair value recognized in other income (expense) in the statements of operations. Realized gains and losses from the sale of cryptocurrencies were also included in other income (expense). The Company used the first-in, first-out method to determine the cost basis of cryptocurrencies sold. These assets are not insured by the FDIC or any other governmental agency and may be subject to risk of loss in the event of custodial insolvency or security breaches. As of December 31, 2025, the Company had discontinued its validation activities and liquidated its CSPR holdings, and the Company does not anticipate holding cryptocurrencies in the future other than as a result of its earlier discontinued activities.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Stock-based compensation expense for employee awards is measured based on the grant-date fair value of the award and is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, Topic 606 (“ASC 606”), Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company expects to generate revenue primarily from:

●	subscription access to the Cloudhands Platform, and
●	purchase of prepaid Credits for future usage of services on the Cloudhands Platform

The Cloudhands Platform remained in the development stage during the year ended December 31, 2025, and the Company did not generate revenue from the Cloudhands Platform during that period. Revenue recognized during 2024 consisted of minimal revenue generated from the Company’s legacy Robot Cache Platform.

Subscription Revenue

Subscription plans provide customers with access to the Cloudhands Platform for a defined contractual period. Subscription revenue is recognized ratably over the subscription term as the customer simultaneously receives and consumes the benefits of access to the Cloudhands Platform.

Payments received in advance of the service period are recorded as deferred revenue and recognized as revenue over the subscription period.

Credits

Customers may purchase digital credits (Credits), which represent a prepayment for future usage of services on the Cloudhands Platform, including interactions with integrated third-party artificial intelligence models. Credits do not represent a separate performance obligation. Instead, they provide the customer with the right to access platform services in the future.

Revenue associated with Credits is recognized when the credits are redeemed and the underlying services are provided. Credits that have been purchased but not yet redeemed are recorded as deferred revenue.

To the extent that Credits are expected to expire unused (Breakage), the Company recognizes revenue in proportion to the pattern of customer redemption when such breakage is probable and reasonably estimable, consistent with the guidance in ASC 606.

Management expects that credit pricing, expiration policies, and usage rates may evolve as the Cloudhands Platform develops.

Multiple Performance Obligations

Certain arrangements may include both:

●	subscription access, and
●	Credit purchases

For these arrangements, the transaction price is allocated to each performance obligation based on relative standalone selling prices.

Principal vs. Agent Considerations

The Company facilitates access to services provided by third-party artificial intelligence model providers through the Cloudhands Platform. The Company maintains the primary customer relationship and establishes the pricing structure presented to customers but utilizes third-party AI providers to fulfill certain services delivered through the Cloudhands Platform.

The Company evaluated its role in each arrangement in accordance with the principal versus agent guidance in ASC 606 to determine whether it controls the specified service before it is transferred to the customer.

The Company determined that it controls the service before it is transferred to the customer. Thus, the Company acts as a principal, and revenue is recognized on a gross basis for the amount billed to the customer.

The Company will reassess its principal versus agent conclusions as its Cloudhands Platform architecture, commercial arrangements with third-party providers, and pricing structure evolve.

The Company’s cost of revenue is expected to include fees paid to third-party artificial intelligence model providers whose services are integrated into the Cloudhands Platform.

F-10

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2025 and 2024, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were approximately $52,000 and $28,000 for the years ended December 31, 2025 and 2024, respectively.

Per Share Information

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year, increased by the potentially dilutive common shares that were outstanding during the year. Dilutive securities include stock options and warrants. The weighted average number of common stock equivalents is not included in diluted income (loss) per share, because the effects are anti-dilutive.

Recent Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends the guidance in ASC 350-40. The standard replaces the prescriptive, stage-based capitalization model with a principles-based framework under which an entity begins capitalizing internal-use software costs when management has authorized and committed to funding the project and it is probable the project will be completed and the software will be used as intended. The guidance is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company early adopted ASU 2025-06 during the year ended December 31, 2025. The adoption did not have a material impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-08, Accounting for and Disclosure of Crypto Assets, which requires certain in-scope crypto assets to be measured at fair value each reporting period, with changes in fair value recognized in net income. The amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Company adopted ASU 2023-08 effective January 1, 2025. Upon adoption, in-scope crypto assets are measured at fair value with changes in fair value recognized in earnings. The adoption did not have a material effect on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances income tax disclosure requirements. For entities other than public business entities, the standard is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the effect that adoption of ASU 2023-09 will have on its financial statement disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – CAPITALIZED SOFTWARE DEVELOPMENT COST

During the year ended December 31, 2025, the Company capitalized approximately $1.3 million of costs associated with development of the Cloudhands Platform. As of December 31, 2025, the Company had not placed any capitalized software costs into service and accordingly had not recorded any amortization expense for the years ended December 31, 2025 or 2024.

Capitalized software development costs will be amortized on a straight-line basis over the estimated useful life of the software once the Cloudhands Platform is placed into service. Management also evaluates capitalized software development costs for impairment when events or changes in circumstances indicate the asset may not be recoverable.

NOTE 4 – CRYPTOCURRENCIES

Effective January 1, 2025, the Company adopted ASU 2023-08, Accounting for and Disclosure of Crypto Assets. Under this guidance, in-scope crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in earnings. Crypto assets are presented within Cryptocurrency, net in the balance sheets. Crypto assets received by the Company as noncash consideration for validation services were recorded at fair value upon receipt. Gains and losses on remeasurement and disposition of crypto assets are included in other income (expense) in the statements of operations. The Company uses the first-in, first-out method to determine the cost basis of crypto assets sold. As of December 31, 2025, the Company held 0.15858759 units of Bitcoin and no other crypto assets. As of December 31, 2025, the Bitcoin balance was included within Cryptocurrency on the balance sheet, and there were no restrictions on sale of the Bitcoin.

The following table summarizes cryptocurrency activity for the years ended December 31, 2025 and 2024:

	CSPR Fair Value	Bitcoin Fair Value
Digital assets, December 31. 2023	$323,069	$4,585
Additions of cryptocurrency	12,070	-
Net losses on remeasurement of cryptocurrency	(98,765)	10,238
Digital assets, December 31. 2024	$236,374	$14,823

Additions of cryptocurrency	2,336	-
Dispositions of cryptocurrency	(213,542)	-
Net losses on remeasurement of cryptocurrency	(25,168)	(948)
Digital assets, December 31. 2025	$-	$13,875

NOTE 5 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company’s federal income tax returns for tax years 2022 through 2025 remain subject to examination by the Internal Revenue Service under the applicable statute of limitations. The Company files state income tax returns in California, where tax years 2021 through 2025 remain open to examination by the California Franchise Tax Board under applicable statute of limitations. As of December 31, 2025, there were no federal or state income tax examinations in progress.

The Company incurred losses from Inception through December 31, 2025 and the deferred tax asset from such losses have a full valuation allowance based on the uncertainty of their future use and value. The Company expects the 2025 tax return will increase its net operating losses.

The Company accounts for income taxes under ASC 740. Income tax expense (benefit) consists of current and deferred income taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2025, the Company had federal net operating loss carryforwards of approximately $24.3 million, which do not expire, and state net operating loss carryforwards of approximately $24.3 million, which begin to expire in 2038.

F-11

NOTE 6 – LEASES

The Company leases corporate office space under an operating lease agreement expiring on June 30, 2028. The Company recognizes a right-of-use (“ROU”) asset and corresponding operating lease liability for leases with terms greater than 12 months. Operating lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2025, the Company had an operating lease ROU asset of approximately $327,000, current operating lease liabilities of approximately $143,000, and noncurrent operating lease liabilities of approximately $237,000. Total operating lease liabilities were approximately $380,000. As of such date, the weighted-average remaining lease term was 2.5 years and the weighted-average discount rate was 4.0%.

The monthly commitment of the Company under the lease arrangement is approximately $13,000 per month through June 30, 2027 and approximately $14,000 from July 1, 2027 through June 30, 2028. Operating lease cost for the year ended December 31, 2025 was approximately $38,000.

Future maturities of operating lease liabilities as of December 31, 2025 were as follows:

Year Ending December 31,	Amount
2026	$155,362
2027	162,235
2028	$82,887
Total undiscounted lease payments	400,484
Less: imputed interest	(20,304)
Present value of operating lease liabilities	380,180
Right of use liability - current	(142,719)
Right of use liability – long-term	$237,461

NOTE 7 – CONTINGENCIES

As of December 31, 2025, the Company was not party to any material pending legal proceedings and had not recorded any material accruals related to loss contingencies.

NOTE 8 – SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 250,000,000 shares of common stock with a par value of $0.0001 per share.

As of December 31, 2025 and 2024, the Company had 193,450,375 shares of common stock issued and outstanding.

F-12

NOTE 9 – STOCK-BASED COMPENSATION

Stock Options

The Company adopted the 2022 Equity Incentive Plan (the “Plan”) to provide for the issuance of incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), and other stock awards to directors, officers, employees, and non-employees.

ISOs are granted with an exercise price equal to the estimated fair market value of the Company’s common stock on the date of grant, as determined by an independent third-party valuation performed in accordance with Section 409A of the Internal Revenue Code. ISOs granted to employees who hold more than 10% of the Company’s voting power have an exercise price equal to 110% of the estimated fair market value on the date of grant.

Stock options granted under the Plan generally vest over a four-year period.

As of December 31, 2025,

●	870,000 stock options were issued and outstanding,
●	75,000 shares remained available for future grants.

The following table summarizes stock option activity for the year ended December 31, 2025:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)

Outstanding at January 1, 2024	325,000	$0.21
Granted	-	-
Exercised	-	-
Cancelled / Forfeited / Expired	(255,000)	$0.21
Outstanding at December 31, 2024	70,000	$0.21	7.24

Granted	850,000	$0.03
Exercised	-	-
Cancelled / Forfeited / Expired	(50,000)	$0.21
Outstanding at December 31, 2025	870,000	$0.03	9.66

Vested and exercisable at December 31, 2025	19,375	$0.21	6.24

Vested and expected to vest at December 31, 2025	870,000	$0.03	9.66

The fair value of stock option awards granted during the year ended December 31, 2025 was estimated on the grant date using the Black-Scholes option pricing model which incorporates assumptions regarding:

●	expected term
●	risk-free interest rate
●	expected volatility
●	expected dividend yield

The weighted average expected term reflects the application of the simplified method which defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Expected volatility is based on the historical volatility of comparable publicly traded companies, as the Company does not have sufficient trading history. The risk-free interest rate is derived from the zero-coupon rate on U.S. Treasury instruments with a term comparable to the option’s expected term. The Company does not expect to pay dividends in the foreseeable future and therefore uses a dividend yield of zero.

The following assumptions were used in the Black-Scholes option pricing model for the year ended December 31, 2025:

Exercise price	$0.03
Estimated fair value of stock price	$0.02
Expected life / term weighted average (in years)	7 years
Risk-free interest rate	3.94%
Expected volatility weighted average	68.06%
Expected dividends	-

The weighted-average grant-date fair value of stock options granted for the year ended December 31, 2025 was $0.02 per share.

In accordance with ASC 718-10-25-5 and 25-6, awards that are subject to substantive contingencies are not considered granted and therefore no stock-based compensation expense has been recognized for certain contingencies.

Compensation expense for stock options was approximately $1,200 for the year ended December 31, 2025.

As of December 31, 2025, total unrecognized compensation expense related to stock options was $16,000 which is expected to be recognized over a weighted-average period of 3.73 years.

F-13

Warrants

As of December 31, 2025, the Company had 48,481,023 warrants outstanding to purchase shares of common stock.

These warrants were issued in connection with the Company’s 2021 financing. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $1.00 per share.

The warrants are exercisable until the earliest of: (i) the sixth anniversary of the warrant’s issuance date, (ii) the consummation of an acquisition of the Company by another entity, or (iii) immediately prior to the closing of a firm-commitment underwritten public offering, as described more fully in the applicable warrant agreement.

The warrants are classified as equity instruments because they are freestanding financial instruments indexed to the Company’s own stock and meet the criteria for equity classification under ASC 815-40. Accordingly, the warrants were recorded in additional paid-in capital at their grant-date fair value. No liability-classified warrants were outstanding during the periods presented.

No warrants were exercised, forfeited, or modified during the years ended December 31, 2025 or 2024.

Because the warrants were issued in 2021 and no new warrants were granted during the periods presented, no warrant-related compensation expense was recognized.

The weighted-average remaining contractual life of warrants outstanding at December 31, 2025 was approximately 1.5 years.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis. Due to continuing net losses and cash flow used in operations, Management has evaluated whether conditions or events raise substantial doubt about the Company’s ability to continue as a going concern for the period required by applicable accounting guidance and concluded that substantial doubt has been alleviated due to sufficient funds on hand to fund operations for a period in excess of 12 months from the issuance date of these financial statements.

NOTE 11 – SUBSEQUENT EVENTS

Amendment to Equity Incentive Plan

The Company’s Board of Directors approved an amendment to the 2022 Equity Incentive Plan to increase the authorized shares of Common Stock issuable under the plan from 945,000 to 8,300,000. This amendment will be submitted to stockholders for approval.

Robot Cache Store Discontinuance

The Company expects that the Robot Cache store will be discontinued in May 2026.

Management and Board Changes

On April 2, 2026, the Company terminated the employment of Thomas Hebert as President. In connection with this termination of employment, 850,000 stock options were forfeited. In April 2026, the Board of Directors appointed Philippe Erwin as President.

On April 23, 2026, Frank Brian Fargo and Chris Keenan resigned as members of the Board of Directors and Philippe Erwin was appointed to serve on the Board of Directors. Mr. Fargo’s and Mr. Keenan’s resignations were not the result of any dispute or disagreement with the Company on any matter relating to the operations, policies, or practices of the Company.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2026 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-14

ITEM 8. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (filed August 26, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (filed June 22, 2022) to Certificate of Incorporation**
2.4	Certificate of Amendment (filed March 17, 2025) to Certificate of Incorporation
2.5	Bylaws**
4.1	Form of Subscription Agreement for Shares in the 2023 Offering**
4.2	Form of Subscription Agreement for Units in the 2021 Offering*
6.1	Consulting Agreement (Philippe Erwin)*
6.2	Consulting Agreement (Keven Baxter)
6.3	Patent Assignment (Mark Phillip Caldwell)*
6.4	Armor Games Share Purchase Agreement*
6.5	Advisor Agreement with Brian Robertson*
6.6	Platform Services Agreement with Republic Core LLC**
6.7	2022 Equity Incentive Plan**
6.8	Services Agreement with StartEngine CrowdFunding, Inc.**
6.9	Technology Standard License Agreement with DACS Laboratories GmbH**
6.10	Agreement with Advanced Micro Devices, Inc.**
6.11	Agreement with LedgerZ Holdings with respect to Chinese developer community**
6.12	Real property lease with San Diego UTC Holdings LLC**
6.13	Real property sublease with Biora Therapeutics**
6.14	Loan Agreement with StartEngine Primary LLC**
6.15	Real Property Lease with 4370 La Jolla Village LLC
6.16	First Amendment to Real Property Lease with San Diego UTC Holdings LLC
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**

* Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.

** Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.

*** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 1 dated December 6, 2022 (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222034620/0001493152-22-034620-index.htm.

**** Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated May 2, 2022 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222011840/0001493152-22-011840-index.htm.

***** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 4 dated April 17, 2023 (Commission File No. 024-11431 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 30, 2026.

CLOUDHANDS, INC.

By:	/s/ Philippe Erwin
Name:	Philippe Erwin
Title:	President

Pursuant to the requirements of Regulation A, this report on Form 1-K has been signed below as of April 30, 2026 by the following persons on behalf of the issuer and in the capacities indicated.

/s/ Philippe Erwin
Name:	Philippe Erwin
Title:	Director

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

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